Execution Version

Amendment No. 1 to

Amended and Restated Investment Advisory Agreement for Subadviser

This First Amendment to the Amended and Restated Investment Advisory Agreement for Subadviser (this “Amendment”) effective November 24, 2017 (the “Effective Date”), is made by and among Global Atlantic Investment Advisors, LLC, an Indiana limited liability company (the “Investment Adviser”), Forethought Variable Insurance Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Schedule A to the Agreement (as defined below) (each a “Fund” and together, the “Funds”), and Wilshire Associates Incorporated, a California corporation (the “Sub-adviser”).  Capitalized terms used herein and not otherwise defined shall have the definition set out in the Agreement.

WHEREAS, the Investment Adviser, the Trust, and the Sub-adviser entered into that certain Amended and Restated Investment Advisory Agreement for Subadvisor dated April 25, 2016 and effective as of September 29, 2016 (the “Agreement”);

WHEREAS, the parties wish to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein, it is agreed as follows:

1.        In accordance with Section 14 of the Agreement, the parties hereby amend the Agreement as follows:

Section 7 of the Agreement is deleted and replaced in its entirety with the following:

7.                                      Term and Termination.  This Agreement shall remain in force initially for two (2) years from the date of execution and from year to year thereafter through December 31 of each calendar year, but only so long as such continuance, and the continuance of the Investment Adviser as investment adviser of the Funds, is specifically approved at least annually by the vote of a majority of the Trustees who are not interested persons of the Sub-adviser or the Investment Adviser of the Funds, cast in person at a meeting called for the purpose of voting on such approval and by a vote of the Board of Trustees or of a majority of the outstanding voting securities of the Funds.  The aforesaid requirement that continuance of this Agreement be “specifically approved at least annually” shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder.  This Agreement may, upon 60 days’ written notice to the Sub-adviser, be terminated at any time without the payment of any penalty, (a) by the Funds, by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Funds, or (b) by the Investment Adviser.  This Agreement may, upon 60 days written notice to the Trust and the Investment Adviser, be terminated at any time, without payment of any penalty, by the Sub-adviser.  This Agreement shall automatically terminate in the event of its assignment or in the event that the Investment Adviser Advisory Agreement is terminated.

2.  The Agreement, as amended hereby, shall continue to operate on a continuous basis until terminated as specified therein, all terms and conditions of the Agreement and all other instruments and agreements executed hereunder remain in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement to be effective upon the Effective Date.

Forethought Variable Insurance Trust
By its authorized officer,

By:	/s/ Robert M. Arena, Jr.
Name:	Robert M. Arena, Jr.
Title:	President

Global Atlantic Investment Advisors, LLC
By its authorized officer,

By:	/s/ Eric D. Todd
Name:	Eric D. Todd
Title:	President

Wilshire Associates Incorporated
By its authorized officer,

By:	/s/ Jason Schwartz
Name:	Jason Schwartz
Title:	President, Wilshire Funds Management